                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No.10)*




                       J. B. HUNT TRANSPORT SERVICES, INC.

                          COMMON STOCK, $0.1 PAR VALUE

                                    445658-10-7



Check the following if a fee is being paid with this statement. [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act, (however, see the Notes).


                         (Continued on following pages)

                                  SCHEDULE 13G

CUSIP NO. 445658-10-7                                              Page 2 of 5



1.    NAME OF REPORTING PERSON
      S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. B. HUNT*

      * THE SHARES REPORTED ON THIS SCHEDULE 13G ARE BENEFICIALLY OWNED BY MR. J.B. HUNT THROUGH THE J.B. HUNT LLC ("HUNT LLC"), AN ARKANSAS LIMITED LIABILITY COMPANY. MR. HUNT OWNS 98% OF THE INTEREST IN THE HUNT LLC AND IS THE SOLE MANAGER OF THE HUNT LLC WITH THE REMAINING INTEREST BEING OWNED BY MRS. JOHNELLE D. HUNT (2%). THE TRANSFER OF THESE SHARES DID NOT RESULT IN A CHANGE IN THE BENEFICIAL OWNERSHIP OF THESE SHARES.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]

                                                                (b) [X]

3.    SEC USE ONLY

4.    Citizenship or Place of Organization

      UNITED STATES OF AMERICA

                                 [   5.  SOLE VOTING POWER           14,308,536
                                         -----------------
                                 [
      Number of Shares           [   6.  SHARED VOTING POWER                  0
      Beneficially Owned                 -------------------
      By Each Reporting          [
      Person With                [   7.  SOLE DISPOSITIVE POWER       1,232,128
                                         ----------------------
                                 [
                                 [   8.  SHARED DISPOSITIVE POWER             0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,308,536 SHARES

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

      NOT APPLICABLE

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      40.18%

12.   TYPE OF REPORTING PERSON

      IN

                                  SCHEDULE 13G


CUSIP NO. 445658-10-7                                              Page 3 of 5

Item 1(a).     NAME OF ISSUER

               J. B. HUNT TRANSPORT SERVICES, INC.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               615 J. B. HUNT CORPORATE DRIVE
               LOWELL, ARKANSAS  72745

Item 2(a).     NAME OF PERSON FILING

               J. B. HUNT

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

               615 J. B. HUNT CORPORATE DRIVE
               LOWELL, ARKANSAS  72745

Item 2(c).     CITIZENSHIP

               UNITED STATES OF AMERICA

Item 2(d).     TITLE OF CLASS OF SECURITIES

               COMMON STOCK, $.01 PAR VALUE

Item 2(e).     CUSIP No.

               445658-10-7

Item 3.        NOT APPLICABLE

Item 4.        OWNERSHIP

               (a)  AMOUNT BENEFICIALLY OWNED: 14,308,536 SHARES (1)

               (b)  PERCENT OF CLASS: 40%

               (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 14,308,536

                    (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:  NONE

--------------

(1) INCLUDES 1,230,092 SHARES HELD BY MR. J.B. HUNT, 2,036 SHARES HELD IN MR. HUNT'S 401(k) PLAN, AND 13,076,408 SHARES HELD BY THE J.B. HUNT LLC.

                                  SCHEDULE 13G


CUSIP NO. 445658-10-7                                              Page 4 of 5



                    (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE
                          DISPOSITION OF: 1,232,128

                    (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: NONE

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               NOT APPLICABLE

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               NOT APPLICABLE

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               NOT APPLICABLE

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               NOT APPLICABLE

Item 9.        NOTICE OF DISSOLUTION OF GROUP

               NOT APPLICABLE

Item 10.       CERTIFICATION

               NOT APPLICABLE

                                  SCHEDULE 13G


CUSIP NO. 445658-10-7                                              Page 5 of 5



                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       -----------------------------------
                                       Date



                                       -----------------------------------
                                       J. B. HUNT